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                         October 10, 1996


Dear Lukens Shareholder:

  Since the beginning of the year, we all have witnessed the disappointing drop in Lukens' stock price. This downturn has been driven by several key market and operating issues:
 . Devastating price declines in the North American stainless steel market that virtually eliminated stainless operating margins
 . The financial impact of commissioning our Steckel Mill Advanced Rolling
  Technology (SMART/k/) system
 . And the poor performance of cyclical stocks, particularly in the steel sector.

               Lower Stainless Steel Prices Cut Operating Margins Unquestionably, the biggest factor affecting our stock price has been the dramatic declines in selling prices of stainless products delivered into the North American market over the last nine months. The decline was caused primarily by sharply higher levels of low priced, imported stainless steel that have poured into the country. During the first half of the year, imports climbed to a 21 percent share of the U.S. cold-rolled sheet market, up 12 percent from the same period a year ago. In the stainless plate market, imports captured a 19 percent market share, up 41 percent over 1995.

  This flood of imports severely pressured domestic selling prices. Cold rolled sheet prices averaged about 25 percent lower than one year ago. Even with some reduction in raw materials costs, our cold rolled stainless operating margins dropped by more than $500 per ton in the third quarter versus 1995. As a result, the corporation announced on October 7 it would report a net loss for the third quarter of between $0.26 and $0.32 per share. The falling selling prices also were evident in the Stainless Group's year-to-date operating results. For the first nine months of 1996, the group recorded operating earnings of less than $1 million, almost $60 million less than the same period last year.

  While stainless demand and pricing appear to be strengthening somewhat in Europe, we do not see any immediate improvement in North American market fundamentals. Should the situation continue, we anticipate the corporation will post a loss again in the fourth quarter.

  In the face of rising imports, Lukens joined with other domestic specialty steel producers in calling for its trade association, the Specialty Steel Institute of North America (SSINA), to investigate possible violations of Federal trade laws. The SSINA is conducting an investigation that is aggressively looking for instances of illegal dumping and foreign subsidies.

          SMART Start-Up Costs Decline, Production Capacity Increases
  While significant progress has been made commissioning our new SMART system at Conshohocken, Pa., costs associated with start-up activities have affected earnings and share value. We estimate this impact at about $.50 per share for the first nine months of 1996. These costs have declined steadily since the beginning of the year and should diminish when the system is commissioned by year-end.
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  We continue to make excellent progress commercializing new SMART products.
Orders are being accepted for 10 carbon, alloy and stainless plate grades in sizes that represent the core of our wide, light gauge product mix. Our challenge now is to accelerate order rates for SMART plate products to levels that will match the increased production capabilities of the system. The fourth quarter will be a transition period as we work to balance orders with steadily increasing capacity.

                Management Pursues Five-Part Improvement Effort
  Your management team is responding to Lukens' present market valuation with a five-part effort to improve the elements of performance under our control:
 . Finish the commissioning of Lukens' key capital projects -- including the
  SMART system and our new wide annealing and pickling system.
 . Introduce new SMART plate products to the market
 . Continue reducing costs -- Saving more than $10 million a year, beginning in
  1997.
 . Complete an aggressive inventory reduction program -- eliminating about $50 million in inventory from the beginning of the year.
 . And improve customer satisfaction and productivity -- we achieved record shipped-on-time rates in the 90 to 100 percent range at our stainless operations in September; quality ratings climbed to record highs; and both the Coatesville and Houston, Pa., melt shops achieved record tons-per-hour productivity rates.

                         Steel Stocks Fall Out Of Favor
  Our share price also has fallen victim to Wall Street's apparent present dislike of cyclical stocks, particularly in the steel sector. Since the beginning of the year, the S&P Steel Group is down more than 10 percent while the S&P 500 is up almost 12 percent. Almost all steel stocks have suffered in the sell-off of cyclical issues, making it a difficult environment in which to improve shareholder value.

                               Dividend Continues
  We deeply appreciate your patience and understanding during a very difficult period. We've stayed the course in the face of adversity -- confident our strategies are sound, and that the fundamentals are in place for long-term growth. Cash flow remains good, there are no plans for a reduction in the dividend and our capital projects are only beginning to demonstrate their great potential. We ask for your continued support as we surmount the challenges that lie ahead.


                         Sincerely,



                         /s/ R.W. Van Sant


RWV/rdw